UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 29, 2018

(Date of Report (Date of earliest event reported))

Sagoon, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-5886599
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1980 Teasel Ct. Woodbridge, VA	22192
(Address of principal executive offices)	(ZIP Code)

703-762-6560

(Registrant’s telephone number, including area code)

Class C Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

On January 29, 2018, Laxman Pradhan resigned from his position as Interim Chief Financial Officer and Chief Accounting Officer of Sagoon, Inc. (the “Company”), effective January 29, 2018.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGOON, INC.

By: /s/ Govinda Giri
Name: Govinda Giri
Title: Chief Executive Officer

Date: January 30, 2018

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